SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WESTBRIDGE RESEARCH GROUP

(Name of the Issuer)

WESTBRIDGE RESEARCH GROUP

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

95158306

(CUSIP Number of Class of Securities)

Christine Koenemann

Westbridge Research Group

1260 Avenida Chelsea

Vista, California 92081

(760) 599-8855

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Richard Forsyth

Westbridge Research Group

1260 Avenida Chelsea

Vista, California 92081

(760) 599-8855

This statement is filed in connection with (check the appropriate box):

(a) ☒ The filing of solicitation materials or an information statement subject to Regulation 14A,

Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐ The filing of a registration statement under the Securities Exchange Act of 1934.

(c) ☐ A tender offer.

(d) ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

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Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee (**)

$346,659	$47.29

*Calculate solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 179,616 shares of common stock for $1.93 per share in cash in lieu of issuing fractional shares after the proposed reverse/forward stock split.

**The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $346,659 by $0.00013640.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid . Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47.29	Form or Registration No.: Rule 13e-3 Transaction
On Schedule 13E-3
Filing Party: Westbridge Research Group	Date Filed: May 23, 2013

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Introduction

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed on May 23, 2013 and amended by Amendment No. 1 filed on July 8, 2013 by Westbridge Research Group, a California corporation (the “Company”), in connection with a proposed transaction to deregister the Company’s shares of common stock (“Common Stock”), under the federal securities laws. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”) as a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction described below.

On July 31, 2013, the California Secretary of State approved and filed the Company’s Certificate of Amendment of its Articles of Incorporation that effectuated a 1-for-833 reverse stock split (the “Reverse Stock Split”) of its outstanding shares of Common Stock, whereby each share of the Company’s Common Stock outstanding immediately prior to the Reverse Stock Split was converted into 1/833 of a share of a post-Reverse Stock Split, except that no fractional shares were issued. All fractional shares were converted into the right to receive a cash payment of $1.93 for each share of pre-Reverse Stock Split Common Stock which constituted the post-Reverse Stock Split fractional share. On August 1, 2013, the California Secretary of State approved and filed the Company’s Certificate of Amendment of its Articles of Incorporation that effectuated a 833-for-1 forward stock split, whereby each post-Reverse Stock Split share was converted into 833 shares of Common Stock (the “Forward Stock Split”). The amendments to the Certificate of Incorporation were approved by the Company’s Board of Directors on May 3, 2013. The amendment approving the Reverse Stock Split was approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote thereon at the annual meeting of the Company’s shareholders held on July 26, 2013. No shareholder approval was required of the Forward Stock Split.

Based on the information available to the Company as of the date hereof, the Reverse Stock Split reduced the number of record holders of the Common Stock to fewer than 500. The Company will file a Form 15 with the Securities and Exchange Commission (“SEC”) to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended. The deregistration is expected to become effective 90 days after filing of the Form 15.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

WESTBRIDGE RESEARCH GROUP

By: /s/ Christine Koenemann________

Name: Christine Koenemann

Title: President

Dated: August 5, 2013

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